

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Sabir Saleem
Chief Executive Officer, Chief Financial and Accounting Officer
Free Flow, Inc.
6269 Caledon Road
King George, VA 22485

> **Re: Free Flow, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-54868**

Dear Sabir Saleem:

We issued a comment to you on the above captioned filing on November 15, 2023. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by January 31, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services